Exhibit 99.12

CONSENT OF R. MACFARLANE

                I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated July 4, 2003 entitled “A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation” (the “Fazenda Brasiliero Report”); and

2.               The annual information form of the Company dated March 20, 2007, which includes reference to my name in connection with information relating to the Fazenda Brasiliero Report, and the properties described therein.

March 30, 2007

/s/ R. MacFarlane
R. MacFarlane